FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 2, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 2, 2004                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

2 March 2004


The following replaces RNS announcement 7284V released at 16.44 on 23 February 2004.The date of the Annual General Meeting was incorrectly stated as 23 May 2003 the correct date of 19 May 2003 and the full correct text of the announcement is reproduced for your information.




                               GlaxoSmithKline plc

GSK Share Repurchase

GlaxoSmithKline plc announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 19 May 2003, it purchased for cancellation 900,000 of its ordinary shares at a price of 1133.243p per share.

2 March 2004






The following replaces RNS announcement 9397V released at 16.53 on 27 February 2004.The date of the Annual General Meeting was incorrectly stated as 23 May 2003 the correct date of 19 May 2003 and the full correct text of the announcement is reproduced for your information.




                               GlaxoSmithKline plc

GSK Share Repurchase

GlaxoSmithKline plc announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 19 May 2003 , it purchased for cancellation 875,000 of its ordinary shares at a price of 1128.5487p per share.